[redacted]

14041452

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33980

SEC Mail Processing Section RECEIVED AUG 29 2014 Washington DC 101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chauner Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Dundee Road, Suite 903
(No. and Street)

Northbrook	Illinois	60062-2735
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Chauner 847-509-8880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd, Suite 302	Milwaukee	Wisconsin	53226-3255
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DC 8/29/14

9D 8/28/14

OATH OR AFFIRMATION

I, Frank Chauner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chauner Securities, Inc., as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
PAMELA J REED
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/25/18

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAUNER SECURITIES, INC.
Northbrook, Illinois

AUDITED FINANCIAL STATEMENTS

Year Ended June 30, 2014

TABLE OF CONTENTS

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and
Board of Directors
Chauner Securities, Inc.
Northbrook, Illinois

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Chauner Securities, Inc. (Company), as of June 30, 2014 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 · Milwaukee, WI 53226-3255 · 414-271-7800
www.rpb.biz

Report on Supplementary Information

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 ("Supplemental Schedules") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
August 25, 2014
Milwaukee, Wisconsin

CHAUNER SECURITIES, INC.
Northbrook, Illinois

Statement of Financial Condition
June 30, 2014

ASSETS

Assets		
Cash and cash equivalents	$	73,309
Accounts receivable		26,166
Total Assets	$	99,475

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Commissions payable	$	19,693
Accounts payable		4,071
Total Liabilities		23,764
Stockholder's Equity:		
Common stock, $.01 par value; 10,000 shares authorized, 1,000 shares issued and outstanding		10
Additional paid-in-capital		9,990
Retained earnings		65,711
Total stockholder's equity		75,711
Total liabilities and stockholder's equity	$	99,475

The accompanying notes to financial statements are an integral part of these statements.

CHAUNER SECURITIES, INC.
Northbrook, Illinois

Statement of Income
Year Ending June 30, 2014

Income:	
Commission income	$ 891,154
Managing dealer fees	293,904
Mutual fund fees	30,447
Other income	31
Total income	1,215,536
Expenses:	
Commissions	768,236
Administrative fees	410,349
Regulatory fees	31,885
Legal and accounting	4,500
Bank fees	65
Other	100
Total expenses	1,215,135
Net income	$ 401

The accompanying notes to financial statements are an integral part of these statements.

CHAUNER SECURITIES, INC.
Northbrook, Illinois

Statement of Changes in Stockholder's Equity
Year Ending June 30, 2014

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, July 1, 2013	$ 10	$ 9,990	$ 65,310	$ 75,310
Net Income	—	—	401	401
Balance, June 30, 2014	$ 10	$ 9,990	$ 65,711	$ 75,711

The accompanying notes to financial statements
are an integral part of these statements.

CHAUNER SECURITIES, INC.
Northbrook, Illinois

Statement of Cash Flows
Year Ending June 30, 2014

Cash Flows from Operating Activities:		
Net income	$	401
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Commissions receivable		(8,982)
Accounts payable		1,442
Consulting fee payable		(111,541)
Commissions payable		7,230
Net cash used by operating activities		(111,450)
Cash and equivalents, beginning of year		184,759
Cash and equivalents, end of year	$	73,309

The accompanying notes to financial statements are an integral part of these statements.

CHAUNER SECURITIES, INC.
Northbrook, Illinois

Notes to Financial Statements
June 30, 2014

1. Summary of Significant Accounting Policies

Business Activity

Chauner Securities, Inc. (the "Company") is a registered security broker dealer. The Company is a non-carrying broker dealer with no client securities or funds physically held or under the control of the broker dealer.

Method of Accounting

The Company utilizes the accrual method of accounting for financial purposes.

Cash and Equivalents

The Company recognizes cash and cash accounts with maturity dates of three months or less as cash equivalents in the financial statements. Cash includes all cash balances deposited with local and national financial institutions.

Reserves and Custody of Securities

The Company is exempt from the full requirement of SEC Rule 15c3-3 as no customer's funds or securities are held or under the control of the Company.

Securities Transactions

The Company recognizes commission revenue and related expense arising from securities transactions on a trade date basis. Transactions involving registered traded securities are processed though a clearing broker-dealer.

Income Taxes

The Company is a corporation for federal and state income tax purposes. For federal income tax purposes, the Company's earnings of $401 during the current fiscal year were offset by a net operating loss carryover from prior years.

The Company's remaining federal net operating loss carryover from June 30, 2014 of $17,007 is available to offset profits in ensuing years until June 30, 2039. This results in a deferred tax asset of approximately $4,000. However, a corresponding allowance has been recorded because the realization of this amount is uncertain.

For state purposes, the Illinois net operating loss carryover of $19,758 to June 30, 2014 has been suspended by law until 2014 due to the poor economic state of affairs prevailing in the State of Illinois government budgets. The Company was not liable for state incomes taxes at June 30, 2014 due to net income levels that are below the base limit of $1,000.

The Company is of the opinion, that there are no reasonably possible changes that may occur within the ensuing twelve months for any income tax adjustments that will have a material effect on the financial statements.

1. Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company's evaluation at June 30, 2014 revealed no uncertain tax positions that would have a material impact on the financial statements. The Company is no longer subject to U.S. federal informational tax return examinations for years ending before June 30, 2011 and state examinations for years beginning before June 30, 2011.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated all subsequent events through August 25, 2014 for possible inclusion as a disclosure in the financial statements. There were no subsequent events that required recognition or disclosure.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2014, the Company's net capital and required net capital were $75,180 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.32 to 1.

3. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended June 30, 2014. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

4. Concentrations

The Company is subject to a concentration of risk primarily from financial and economic conditions prevalent in investment markets. The ability of the Company to market their products to investors is directly influenced by these prevailing conditions to which the Company has no control.

The Company's primary business is the structuring and marketing of private real estate securities and their entities primarily located in the United States of America.

These investments are highly influenced by the credit markets, real estate economic conditions and investor psychology. These investments are largely long term illiquid investments with limited marketability after the initial investment.

4. Concentrations (Continued)

The ability of the Company to market products is controlled by governmental and other industry regulators. The Company is subject to the rules and regulations of these agencies. These regulations increase costs of compliance and changes in rules may adversely affect the ability of the Company to conduct future security offerings in this regulated environment.

5. Revenue Concentrations

Approximately 77% of the Company's revenue was received through three types of businesses (ranging from 13% to 39% of revenue) for the year ended June 30, 2014.

6. Related-Party Activity

The Company has entered into an agreement with a related entity to share office space and administrative services. Rent, office services and other overhead amounts are to be allocated based upon the agreement between the respective parties.

The Company incurred a total of $410,349 for administrative expenses during the fiscal year.

7. Statement of Financial Condition Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

CHAUNER SECURITIES, INC.
Northbrook, Illinois

Schedule I: Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1
June 30, 2014

Aggregate Indebtedness		
Commissions payable	$	19,693
Accounts payable		4,071
Total Aggregate Indebtedness	$	23,764
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	1,584
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	75,711
Deductions:		
Haircuts on securities		(531)
Net Capital		75,180
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	70,180
Ratio of aggregate indebtedness to net capital		0.32 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of June 30):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$	75,180

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Chauner Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Chauner Securities Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

See independent Auditors' Report

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholder and
Board of Directors of Chauner Securities, Inc.
666 Dundee Road
Northbrook, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by Chauner Securities, Inc. ("Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility for those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements entries [SIPC-6 and check disbursement], noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments to compare], noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments [sales reports] supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied, if any and applied it to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 · Milwaukee, WI 53226-3255 · 414-271-7800
www.rpb.biz

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

August 25, 2014
Milwaukee, Wisconsin

SIPC-7 (33 REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 6/30/2014

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33 REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033980 FINRA JUN
CHAUNER SECURITIES INC
666 DUNDEE RD STE 903
NORTHBROOK IL 60062-2735

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 2,484
B.	Less payment made with SIPC-6 filed (exclude interest) 1/16/14 Date Paid	(1,684)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	800
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 800
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 800
H.	Overpayment carried forward	$(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Chauner Securities, Inc.
(Name of Corporation, Partnership or other organization)

Sarah Cypher
(Authorized Signature)

CCO, CFO
(Title)

Dated the 8th day of August, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2013
and ending 6/30/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,215,536
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	32,476
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	28,196
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	31
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See attached (Deductions in excess of $100,000 require documentation)	161,228
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	221,931
2d. SIPC Net Operating Revenues	$ 993,605
2e. General Assessment @ .0025	$ 2,484 (to page 1, line 2.A)

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Report of Independent Registered Public Accounting Firm

Board of Directors
Chauner Securities, Inc.
Northbrook, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which Chauner Securities, Inc. (Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §15c3-3(k)(2)(ii) and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
August 25, 2014
Milwaukee, Wisconsin

Chauner Securities

Chauner Securities, Inc., Member FINRA
Chauner Securities Advisory Corp

CHAUNER SECURITIES, INC.
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

July 14, 2014

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Chauner Securities, Inc. is a broker/dealer registered with the SEC and FINRA.
- Chauner Securities, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended June 30, 2014
- Chauner Securities, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
    - ► The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- Chauner Securities, Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception.
- Chauner Securities, Inc. has not recorded any exceptions to the exemption for the fiscal year ended June 30, 2014.

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed: ____________________
Frank Chauner

[illegible] Dundee Road
Suite [illegible]
Northbrook, Illinois [illegible]
[illegible]